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                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No.     )*

                                   RiboGene, Inc.
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                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
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                           (Title of Class of Securities)

                                     762565109
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                                   (CUSIP Number)


                       Jose M. de Lasa, 100 Abbott Park Road
                Abbott Park, Illinois 60064-3500; Phone 847 937 8905
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                    June 2, 1998
     ----------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box [ _ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 762565109
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1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Abbott Laboratories
          IRS Identification No. 36-0698440
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [   ]
                                                                 (b)  [   ]
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3)   SEC USE ONLY
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4)   SOURCE OF FUNDS

     00 (see Item 3 below)
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5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [   ]
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6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
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NUMBER OF           (7)  SOLE VOTING POWER
SHARES                   682,495
                         -----------------------------------------------------
BENEFICIALLY        (8)  SHARED VOTING POWER
OWNED BY                 0
                         -----------------------------------------------------
EACH                (9)  SOLE DISPOSITIVE POWER
REPORTING                682,495
                         -----------------------------------------------------
PERSON WITH         (10) SHARED DISPOSITIVE POWER
                         0
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     682,495
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12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                        [   ]
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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8% (see Item 5 below)
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14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
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ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of RiboGene, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 26118 Research Road, Hayward, California 94545.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

          The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

          (d) and (e)    Neither Abbott, nor to the best of its knowledge,
any person listed on Exhibit 1 has during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On May 1, 1996, Abbott purchased 1,555,556 shares of Series E Preferred Stock of the Issuer at an aggregate price of $3,500,000 pursuant to an agreement dated April 26, 1996. The preferred stock was converted to 111,066 shares of the Issuer's Common Stock upon the closing of the Issuer's initial public offering on June 2, 1998. On June 2, 1998, Abbott purchased an additional 571,429 shares of Common Stock of the Issuer and paid $4,000,000 for the additional shares. These funds came from Abbott's general assets.

ITEM 4.   PURPOSE OF THE ACQUISITION

Abbott acquired the shares of Common Stock as an investment.

          (a) - (j) At present, Abbott does not have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Abbott is the beneficial owner of 682,495 shares of Common Stock (the "Shares"). This represents approximately eleven and 80/100 percent (11.8%) of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock outstanding after the Issuer's initial public offering as shown in the Issuer's prospectus dated May 27, 1998.

          (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

          (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

          (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this Statement and are incorporated herein by reference.

     Abbott and the Issuer are parties to a Series E Preferred Stock Purchase Agreement, as amended, dated as of April 26, 1996 (the "Series E Agreement") and a Stock Purchase Agreement dated as of May 29, 1998 (the "Stock Purchase Agreement"). Abbott purchased 1,555,556 preferred stock of the Issuer pursuant to the Series E Agreement. Abbott acquired certain registration (including demand registration) rights under the Series E Agreement and also agreed to purchase additional shares of the Issuer in a private placement upon the occurrence of an initial public offering by the Issuer if the aggregate price to the public of such offering was not less than $20,000,000 (inclusive of the shares to be purchased by Abbott). The closing of the Issuer's initial public offering occurred on June 2, 1998. As required by the Series E Agreement, Abbott and the Issuer entered into the Stock Purchase Agreement to address the purchase of additional shares worth $4,000,000. See
Item 3 above. The Stock Purchase Agreement precludes Abbott from seeking a registration of the Shares prior to the first anniversary of the closing of the initial public offering. After such first anniversary, Abbott may seek a registration of the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          Exhibit 1 -    Information Concerning Executive Officers and
                         Directors of Abbott Laboratories.
          Exhibit 2 -    Series E Preferred Stock Purchase Agreement, dated as
                         of April 26, 1996
          Exhibit 3 -    Stock Purchase Agreement, dated as of May 29, 1998

               *********************************


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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Abbott Laboratories

DATED: August 31, 1998             By: /s/ Gary P. Coughlan
                                       ---------------------------------------
                                      Gary P. Coughlan, Senior Vice President,
                                      Finance and Chief Financial Officer


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                                   EXHIBIT INDEX


Exhibit Number     Description
--------------     -----------

     1         Information Concerning Executive Officers and
               Directors of Abbott Laboratories.

     2 Series E Stock Purchase Agreement, dated as of April 26, 1996.

     3         Stock Purchase Agreement, dated as of May 29,
               1998.


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